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James Moloney Direct: 949.451.4343 Fax: 949.475.4756 JMoloney@gibsondunn.com Client: C 02133-00034

March 10, 2011

VIA EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Ameron International Corporation
Definitive Additional Materials filed March 2, 2011
File No. 001-09102

Dear Mr. Hindin:

On behalf of our client, Ameron International Corporation, a Delaware corporation (the "Company" or "Ameron"), set forth below are the Company's responses to the Staff's comment letter, dated March 4, 2011 (the "Comment Letter"), with respect to the above captioned definitive additional proxy materials (the "Definitive Additional Materials").

The Company's responses to the Staff's comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.  We note that the Company has made statements in its soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of Mr. Mitarotonda, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in the filing:

Response:  As noted on page 2 of the Definitive Additional Materials, the Board's evaluation of Mr. Mitarotonda's character and integrity was based on the Board's review of, among other things, an interview with Mr. Mitarotonda, an interview and a follow-up conversation with Barington's one-time nominee, Max Lukens, a comprehensive investigation by the Kroll agency that included interviews with several former employees of Barington and research into litigation files and NASD records, research by our proxy solicitors Morrow & Co. of public records and news sources, and a FINRA

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Perry J. Hindin
March 10, 2011

broker check on Barington that revealed that Barington was held responsible for a number of NASD proceedings, including one for the failure to supervise—a charge that is directly attributable to Mr. Mitarotonda, Barington's CEO.  Below are our specific responses to the examples pointed out by the Staff.

•
"Barington has an unimpressive record" and Barington's solicitation "is a weak attempt to take the spotlight off [Mr. Mitarotonda's] own inadequacies and under-performance" (page 1). Such statement appears to refer to the investment track record of Barington as opposed to the performance of company stock in which Barington has invested, and the soliciting materials do not appear to provide support for such statement.

Response:  Those statements do not refer to the investment performance of the Barington fund.  Rather, they refer to the performance of Mr. Mitarotonda as a director of various companies.  Nevertheless, we believe the soliciting materials do provide support for those two statements, even if interpreted as the Staff suggests.   The Company's focus was on the track record of companies where Mitarotonda himself or other Barington nominees served as directors, but these are also the same companies that formed a key part of the Barington investment portfolio, so the demonstrably weak performance by these companies supports both statements and either interpretation of what these statements refer to. By way of example, we refer the Staff to the charts on pages 4 and 5 of the Definitive Additional Materials as well as the following additional support for the Company's statements regarding the track record of Barington and Mr. Mitarotonda's performance:

"Barington's fund size has shrunk so much that it has not been required to file periodic reports on Form 13F—SEC filings required of institutional investment managers with more than $100 million in equity assets under management—since November 2009" (page 4) (emphasis added).

"Perhaps this weak performance is one of the reasons why investors have withdrawn the vast majority of their investments from Barington. As a result, Barington's assets under management have apparently dwindled to less than 10% of their peak" (page 5) (emphasis added).

•	"This lack of common decency appears to be a trend with Mr. Mitarotonda" (page 8 and a similar reference to "common decency" is found on page 1).

Response:  We believe the Company's soliciting materials do provide a reasonable basis for that statement because the "lack of common decency" explicitly refers to the fact that

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Perry J. Hindin
March 10, 2011

Barington and Mr. Mitarotonda failed to even notify their nominee, Max Lukens, that his nomination had been withdrawn.  Ameron directors spoke to Mr. Lukens twice and our statements are based precisely on what Mr. Lukens told the Ameron directors.

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

Response:  We note the Staff's comment and the Company will take care to limit future statements to those for which a reasonable basis exists.  We do note, however, that the Company has conducted extensive investigation into Barington and Mr. Mitarotonda as noted above, and we believe the Company has ample supporting evidence for its views, much of which is referenced in the body of the Company's shareholder communications, that support the statements the Staff has referenced.

2.  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•
"Mr. Mitarotonda lacks the integrity and ethics we want in Ameron directors" (page 1 and a similar quote repeated on page 7). We note that this quote is referred by the Company to as one of several "facts."

Response:  We note that the language "we want" qualifies this statement as a subjective claim, not an objective one.  The Company's Board of Directors has recommended that stockholders vote against the election of Mr. Mitarotonda, noting multiple concrete examples of Mr. Mitarotonda's and Barington's past conduct, including findings of fraud by NASD arbiters, which are clearly referenced in our letter.  The Company's

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March 10, 2011

Board believes that the apparent lack of oversight by Mr. Mitarotonda of Barington raises serious questions about his ability to serve as an Ameron director.  By way of example, Mr. Mitarotonda's failure to inform his own nominee, Max Lukens, that his nomination was being withdrawn provided the Board with good reason to question whether Mr. Mitarotonda has sufficient integrity and ethics that the Board seeks in its own directors. These examples are referenced in the Definitive Additional Materials.  We believe these examples provide a sufficient basis for Ameron's Board of Directors' belief that Mr. Mitarotonda does not meet the standards the Board is seeking in its directors.

•
"Mr. Mitarotonda launched his activist hedge fund in 2000, targeting microcap, retail, shoe, investment management and Internet music companies. Indeed, most of Mr. Mitarotonda's experience, whether as an executive or director, has been with these types of companies, and he is known primarily as a retail investor" (page 4). Please reconcile this statement with disclosure in the same paragraph listing Barington's past investments in industrial companies, an automotive services business and a real estate company.

Response:  We believe the Company's statement in this regard is consistent with the list of past investments by Barington because the statement specifically refers to the types of companies at which Mr. Mitarotonda has executive office and director experience, not necessarily the types of companies Barington has invested in.  We also note that of the eight companies at which Mr. Mitarotonda has served as an officer or director,1 one is retail (Pep Boys), three are microcap companies (Sielox, L Q Corporation, George Foreman Enterprises), and one is an investment manager (Barington).

•
"Barington's solicitation is a self-serving effort by Mr. Mitarotonda ...to attempt to generate short term profits at the expense of long term value creation..." (page 1). Please reconcile the implication that Barington is a

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1
Based on Mr. Mitarotonda's biography on page 11 of Barington's definitive proxy statement, those eight companies are Barington, A. Schulman, Griffon Corp., Gerber Scientific, Pep Boys, Sielox, L Q Corporation, and George Foreman Enterprises.

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March 10, 2011

short-term investor with public filings that suggest the opposite is true. For example, beneficial ownership reports on Schedule 13D filed by Barington and proxy statements filed by Pep Boys and A. Schulman, two companies discussed in the Company's soliciting materials, reflect that Mr. Mitarotonda has served on each of such company's board of directors for more than four years and that Barington has held shares in these two companies for more than four years.

Response:  This statement refers to the Company Board's belief that Barington's interest in Ameron's future may be short-term, and does not refer to or characterize Barington's investments in Pep Boys or A. Schulman.  The Company notes, however, that at both A. Schulman and Pep Boys, Barington's expressed strategy was to sell the company. The Company's Board believes the reason they have been in the stocks as long as they have is that they have been unable to execute the short-term strategy that they announced, because the performance of each company made it impossible to sell the company. In any event, we believe there is a reasonable basis for the Company's concern that Barington does not have a long-term investment interest in the Company.  As we noted, for example, in our separate correspondence to the Staff dated March 5, 2011, Barington's proxy soliciting materials prominently advertise a stock valuation figure that is specifically based on what a share of the Company's stock would be worth if the Company's divisions were divided up and sold off, thus implying that Barington's goal is to liquidate the Company.

•
"Mr. Mitarotonda was forced to sell his brokerage operations and investment banking division in 1999" (page 3). The article the Company cites to in footnote 2 on page 3 of the soliciting materials does not indicate that Mr. Mitarotonda and his partners were forced to sell the brokerage division.

Response:  The article was cited not to support the statement that he was forced to sell the brokerage division, but to support the subsequent sentence that states that "[a]ccording to one media report, many of 'Barington's problems were self inflicted.'"  With respect to the previous sentence, we refer the Staff, as example, to the article "Barington Shuts Down Brokerage Operations to Focus on Merchant Banking," Securities Week, May 17, 1999 (that will be provided to the Staff on a supplemental basis), which states that "[o]ne source close to the matter expressed surprise by Barington's departure from its longtime brokerage business and questioned why the firm would make such an extreme change after recent efforts to bolster that business," and that

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March 10, 2011

"[o]ther sources noted rumors that the recent loss of Barington's top sales manager, sudden defections and an overall loss of focus within the department led to its end."

•
"Barington has not presented any new ideas for the Company, other than to suggest breaking it up" (page 5). Reconcile this statement with Barington's proposed plan for the Company set forth in the Barington proxy statement and that listed, among other things, its plan to improve the Company's strategic focus, profitability and corporate governance (refer to pages 8 to 10 of the definitive proxy statement filed on February 28, 2011) and Barington's belief that the Company should aggressively pursue opportunities to grow the Fiberglass-Composite Pipe Group.

Response:  The Company's Board does not believe the "plans" Barington suggests in its proxy statement are in any respect new; nor are they specific enough to be meaningful.  Barington's "plans" are nothing more than vague, generic and unsubstantiated suggestions.  The only specific actionable suggestion he has made has been to break up the business, precisely as we said.  The Company's Board does not believe Mr. Mitarotonda's has adequately demonstrated to investors or the Company that he has sufficient experience or specific knowledge of the Company to formulate a concrete and actionable strategy that will be successful.

3.   It appears that the Company publicly issued these soliciting materials to stockholders via BusinessWire at 6:18 pm EST on March 1, 2011. However, the letter was not filed with the Commission under cover of Schedule 14A until March 2. We remind you of the Company's obligations under Exchange Act Rule 14a-6(b).

Response:  We note that Rule 13(d) under Regulation S-T provides that,

"Where the Commission's rules, schedules and forms provide that a document must be filed on the same day it is published, furnished, sent or given to security holders or others, an electronic filer may file the document with the Commission electronically before or on the date the document is published, furnished, sent or given, or if such publication or distribution does not occur during the official business hours of the Commission, as soon as practicable on the next business day. Any associated time periods shall be calculated on the basis of the publication or distribution date (as applicable), and not on the basis of the date of filing" (emphasis added).

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Perry J. Hindin
March 10, 2011

In view of Rule 13(d), we believe the Company has satisfied its obligations under Rule 14a-6(b).  We also note that the Company made its filing on the date of first use, but because the filing was made after the Commission's business hours, the filing was date stamped and thus deemed to have been made the following day.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343 or my colleague Jeff Le Sage at (213) 229-7504.

Sincerely,

/s/ James J. Moloney

James J. Moloney

JJM/ajm
Enclosure

cc:	Leonard McGill
Senior Vice President, General Counsel and Corporate Secretary
Ameron International Corporation
Jeffrey Le Sage, Esq., Gibson, Dunn & Crutcher LLP